UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

MATERIAL FACT

Enel Chile S.A.

Santiago, April 28, 2025

Gen. Mgmt. No. 008 /2025

Mrs.

Solange Berstein Jáuregui

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.: MATERIAL FACT

Dear Madam,

In accordance with the provisions of Articles No. 9 and 10, second paragraph, of Law No. 18,045 and the provisions of General Rule No. 30 of the Financial Market Commission, duly authorized on behalf of Enel Chile S.A. (the “Company”), I hereby inform you of the following material fact:

1.	At the Enel Chile S.A.´s Ordinary Shareholders Meeting held today, April 28, 2025, the new Board of Directors of the Company was elected for a period of three years. The following are now the members of the Board of Directors:

Mr. Marcelo Castillo Agurto

Mr. Rodolfo Avogadro Di Vigliano

Mr. Salvatore Bernabei

Mrs. Valentina de Cesare

Mrs. María Teresa Vial Alamos

Mrs. Gina Ocqueteau Tacchini

Mr. Pablo Cruz Olivos

2.     At the ordinary Board of Directors meeting of the Company also held today, the Board of Directors agreed to appoint Mr. Marcelo Castillo Agurto as Chairman of the Board of Directors and the Company, and Mrs. Josefa Rodríguez Benavente as the Secretary of the Board of Directors.

3.     Also, at the aforementioned meeting, the Board of Directors proceed to appoint the Directors Committee, in accordance by Law N° 18,046 and the Sarbanes Oxley Act, which was composed by Mrs. María Teresa Vial Alamos, Mrs. Gina Ocqueteau Tacchini and Mr. Pablo Cruz Olivos.

4.     At the ordinary Directors Committee meeting held today, Mrs. María Teresa Vial Alamos was appointed as the Chairman of the Directors Committee and Mrs. Josefa Rodríguez Benavente as Secretary of the Directors Committee.

5.     Finally, at the Extraordinary Shareholders' Meeting of the Company also held today, April 28, 2025, an amendment of the Company's Bylaws was approved as proposed.

Sincerely yours,

Giuseppe Turchiarelli

Chief Executive Officer

Enel Chile S.A.

c.c.: Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
--------------------------------------------------

Title: Chief Executive Officer

Date: April 28, 2025